February 15, 2006

via U.S. mail and facsimile to (602) 437-1681

Mr. Clint Tryon
Principal Accounting Officer
Meadow Valley Corporation
4411 South 40th Street, Suite D-11
Phoenix, AZ 85040

	RE:	Meadow Valley Corporation
		Form 10-K for the fiscal year ended December 31, 2004
		Filed March 31, 2005
		Form 10-Q for the period ended September 30, 2005

		File No. 0-25428

Dear Mr. Tryon:

      We have reviewed your response letter dated February 7, 2006 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the year ended December 31, 2004

12. Income Taxes, page 37

1.  We have reviewed your response to prior comment 1 in our letter
dated January 26, 2006.  You have applied the provisions of SFAS
109
concerning the need for a valuation allowance based on your gross deferred tax assets, as you have considered, among other things, a history of losses in the construction services segment and unsettled circumstances related to the Gooseberry project.  However, you have
already indicated in your December 28, 2005 response that the future
reversals of your existing taxable temporary differences are sufficient to realize your entire deferred tax asset. In other words, it appears that the reversal of your taxable temporary differences that give rise to your deferred tax liabilities will generate taxable income of the appropriate character and within the appropriate period to allow for the realization of your deferred tax
assets.  Accordingly, SFAS 109 requires you to recognize a
valuation
allowance only to the extent of your net deferred tax assets associated with your construction services segment. Accordingly, please restate each period presented in your December 31, 2004 Form
10-K, as well as your subsequent Form 10-Q`s for each quarter in
2005
to correct for this overstated valuation allowance.

2. We have reviewed your response to prior comment 2 in our letter dated January 26, 2006. The amounts labeled "True up of prior year filed tax return" and "True up deferred tax asset/liabilities," given the magnitude and nature of these items, appear not to be changes in estimate but rather corrections of errors. For example, you indicate that "True up of prior year filed tax return" would include variances in estimated versus actual meals and entertainment. It is unclear how, in an effective control environment, estimated meals and entertainment expenses could vary from actual amounts by $44,000, or approximately 5% of 2004 pre-tax income. Similarly, for "True up deferred tax asset/liabilities," it is unclear how estimates related to accumulated depreciation and net operating losses could vary from actual amounts by $390,000, or approximately 42% of pre-tax income in
2003, particularly given that the only relevant estimate associated with fixed assets would stem from the estimate of the useful life and the salvage value of an asset, Accordingly, please amend your December 31, 2004 Form 10-K, as well as your subsequent Form 10-Q`s for each quarter in 2005 to retroactively restate your income tax expense and net income for these amounts.

Form 10-Q for the period ended September 30, 2005

8. Income Taxes, page 16

3. We have reviewed your response to prior comment 3 in our letter dated January 26, 2006. You indicated that the reversal of the entire allowance related to Gooseberry was a discrete event in the third quarter of 2005. This would suggest that the adjustment reflects a change in circumstances about the realizability of your deferred tax asset in future years, pursuant to paragraph 194 of SFAS
109. However, we note your statement in your response to prior comment 5 in our letter dated January 26, 2006, whereby you believe the realization of your deferred tax asset will occur prior to December 31, 2005. Based on this statement, it appears that the change in valuation allowance should have been reflected by an adjustment of the estimated annual effective tax rate for the remaining two quarters of 2005, rather than as a discrete event. Accordingly, please restate your Form 10-Q for the period ended September 30, 2005 to correct your accounting. Ensure you address this matter appropriately for when you report the results of the period ended December 31, 2005.



4.  	If you conclude that your prior filings should not be relied upon, please be advised that you are required to disclose the information listed under Item 4.02(a) of Form 8-K within four days of your conclusion.

Please tell us when you will file your restated Form 10-K and Forms
10-Q. We remind you that when you file your restated Form 10-K you should appropriately address the following:
* An explanatory paragraph in the reissued audit opinion,
* Full compliance with FAS 154, paragraphs 25 and 26,
* Fully update all affected portions of the document, including
MD&A,
* Updated Item 9A. (Item 4 in Form 10-Q) disclosures should include the following:
o A discussion of the restatement and the facts and circumstances surrounding it,
o Consideration of the effect, if any, of the restatement on the CEO and CFO`s original conclusions regarding the effectiveness of their disclosure controls and procedures,
o Changes to internal controls over financial reporting, and
o Anticipated changes to disclosure controls and procedures and/or internal controls over financial reporting to prevent future misstatements of a similar nature.
		Refer to Items 307 and 308(c) of Regulation S-K.
* Updated certifications.

``*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Jenn Do at (202) 551-3743, or me at (202)
551-
3255 if you have questions regarding these comments.


								Sincerely,



								Nili Shah
								Branch Chief

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Clint Tryon
Meadow Valley Corporation
February 15, 2006
Page 3



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE